September 22, 2021

Wei Lu, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Dominion Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 25, 2021

File No. 001-08489

Dear Ms. Lu and Mr. Horowitz:

Dominion Energy, Inc. (Dominion Energy) received the Staff’s letter dated September 10, 2021, which provided comments on the above-referenced document. This response letter has been filed on EDGAR.

For your convenience, the Staff’s comments are set forth below and are followed by our responses.

Staff Comment:

1. You provide disclosure about the effects of climate change on weather and how this could impact the company. Please quantify any material weather-related damages to your property or operations.

Response:

Dominion Energy tracks the impacts of weather-related damages to its properties and operations as storm damage and service restoration costs. Historically, Dominion Energy’s electric transmission and distribution operations have incurred the majority of such costs. To the extent that there is a weather event causing significant costs and customer outages, these costs are allocated to the Corporate and Other segment as these amounts are not included in profit measures evaluated by executive management in assessing operating segment performance or allocating resources. As such, these amounts when significant are disclosed within Note 26, Operating Segments, in the Notes to the Consolidated Financial Statements. For example, costs associated with major storm damage and restoration were disclosed when such amounts were $70 million ($52 million after-tax) for the year ended December 31, 2018 for Dominion Energy. To the extent that there is a significant variance between periods in the total storm damage and service restoration costs, inclusive of any costs associated with major storms, such amounts would be disclosed within Item 7. Management’s Discussion and Analysis, specifically within the Analysis of Consolidated Operations section. The decreases in such costs were not considered to be significant to the analysis of Dominion Energy’s results of operations, specifically to an understanding of other operations and maintenance expense, for either 2020 compared to 2019 or 2019 compared to 2018. Dominion Energy’s other operations and maintenance expense in its Consolidated Statements of Income were $3.7 billion, $3.8 billion and $2.8 billion for the years ended December 31, 2020, 2019 and 2018, respectively. One factor which mitigates the impacts of weather-related damages to Dominion Energy’s results of operations is that the regulatory framework applicable to its subsidiary Dominion Energy South Carolina, Inc. provides for the recovery of storm damage and restoration costs in excess of a set annual amount. These costs are deferred to a regulatory asset, which at December 31, 2020, did not represent a material balance to Dominion Energy.

Staff Comment:

2. If material, disclose any weather-related impacts on the cost or availability of insurance.

Response:

Damages associated with weather related flooding, storm surge and other wind driven water damage have been a factor in the cost of insurance in recent years. However, these events have not had a material impact to the cost or availability of Dominion Energy’s overall insurance program. To the extent that there had been a significant variance in Dominion Energy’s results of operations from the cost of insurance, such amounts would have been disclosed within Item 7. Management’s Discussion and Analysis, specifically within the Analysis of Consolidated Operations section.

Staff Comment:

3. Disclose any material litigation risks related to climate change and the potential impact to the company.

Response:

Dominion Energy evaluates material risks as part of its quarterly financial reporting process conducted by its SEC Reporting team, which includes employees from the accounting and legal departments, through discussion with and information provided by our litigation and risk teams. While Dominion Energy has identified and disclosed risk factors related both to litigation and to changes in the weather, including the effects of global climate change, as disclosed in Item 1A. Risk Factors, Dominion Energy has not yet identified a material litigation risk related to climate change. To date, Dominion Energy is not aware of any specific and targeted global warming or climate change litigation asserted or reasonably expected to be asserted against it. To the extent that Dominion Energy was a party to any litigation reasonably possible to result in a material impact, such litigation would have been disclosed within the Note 23, Commitments and Contingencies, in the Notes to the Consolidated Financial Statements and Item 3. Legal Proceedings.

Staff Comment:

4. You provide disclosure about the purchase of carbon credits to offset emissions. If material, provide disclosure about any material effects of this on your business, financial condition, and results of operations.

Response:

Dominion Energy’s purchases of carbon credits primarily relate to its subsidiary Virginia Electric and Power Company (Virginia Power) in connection with state regulations in Virginia. This topic has been disclosed both within Note 23, Commitments and Contingencies, under the subheading State Regulations in the Environmental Matters section as well as within Note 13, Regulatory Matters, in the Virginia Regulation section of Other Regulatory Matters, in the Notes to the Consolidated Financial Statements. As disclosed in Note 13 under the subheading Virginia 2020 Legislation, a component of the Virginia Clean Economy Act of 2020 (VCEA) and related legislation includes provisions directing Virginia Power to participate in a market-based carbon trading program consistent with the Regional Greenhouse Gas Initiative (RGGI) through 2050 with the associated costs recoverable through an environmental rider. As also noted within Note 13, under the subheading Riders, Virginia Power filed an application in December 2020 for the approval of Rider RGGI to recover such costs with a proposed $167 million revenue requirement for the rate year beginning August 1, 2021. As this program commenced in 2021, there were no material amounts incurred as of December 31, 2020.

As disclosed within Note 13, Regulatory Matters, in the Notes to Consolidated Financial Statements to Dominion Energy’s Form 10-Q for the quarter ended June 30, 2021, the Virginia State Corporation Commission approved Rider RGGI with a $168 million revenue requirement for the rate year beginning September 1, 2021. Costs incurred through June 30, 2021 associated with Virginia Power’s participation in the market-based carbon trading program have been included within regulatory assets on Dominion Energy’s Consolidated Balance Sheets with such amounts included within the caption deferred rider costs for Virginia electric utility within the table shown in Note 12, Regulatory Assets and Liabilities.

If you have any questions or require further information, please call me at (804) 819-2181.

Sincerely,

/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer
Dominion Energy, Inc.